     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 1995

                                                       REGISTRATION NO. 33-60581
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                    WASHINGTON REAL ESTATE INVESTMENT TRUST
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DISTRICT OF COLUMBIA                                       53-0261100
           (STATE OR OTHER JURISDICTION OF                               (I.R.S. EMPLOYER
            INCORPORATION OR ORGANIZATION)                             IDENTIFICATION NO.)

                            ------------------------

                            10400 CONNECTICUT AVENUE

                           KENSINGTON, MARYLAND 20895
                                 (301) 929-5900
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                            BENJAMIN H. DORSEY, ESQ.

                         GENERAL COUNSEL AND SECRETARY
                            10400 CONNECTICUT AVENUE
                           KENSINGTON, MARYLAND 20895
                                 (301) 929-5900
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

               JEFFREY E. JORDAN, ESQ.                              THOMAS R. SMITH, JR., ESQ.
           ARENT FOX KINTNER PLOTKIN & KAHN                                BROWN & WOOD
            1050 CONNECTICUT AVENUE, N.W.                             ONE WORLD TRADE CENTER
              WASHINGTON, DC 20036-5339                              NEW YORK, NY 10048-0557
                    (202) 857-6473                                        (212) 839-5535

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED JULY 17, 1995


PROSPECTUS

[WRIT LOGO]                     3,500,000 SHARES

                    WASHINGTON REAL ESTATE INVESTMENT TRUST
                         SHARES OF BENEFICIAL INTEREST
                            ------------------------

     The shares of beneficial interest (the "Shares") of Washington Real Estate Investment Trust ("WRIT" or the "Trust") are listed on the American Stock Exchange under the symbol "WRE." On June 30, 1995, the last reported sale price of the Shares on the American Stock Exchange was $15 3/4 per Share.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

                                                PRICE TO         UNDERWRITING       PROCEEDS TO
                                                 PUBLIC          DISCOUNT (1)         TRUST(2)

- --------------------------------------------------------------------------------------------------
Per Share................................          $                  $                  $
- --------------------------------------------------------------------------------------------------
Total(3).................................          $                  $                  $
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) The Trust has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting expenses of the offering estimated at $210,000, payable by the Trust.

(3) The Trust has granted the Underwriters a 30-day option to purchase up to an additional 525,000 Shares to cover over-allotments, if any. If all of such Shares are purchased, the total Price to Public, Underwriting Discount and
    Proceeds to Trust will be $               , $               and
    $               , respectively. See "Underwriting".
                            ------------------------

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

     The Shares are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the delivery of the Shares offered hereby will
be made in New York, New York on or about July   , 1995.
                            ------------------------
MERRILL LYNCH & CO.
              ALEX. BROWN & SONS
                      INCORPORATED
                              A.G. EDWARDS & SONS, INC.

                                           LEGG MASON WOOD WALKER
                                                       INCORPORATED
                            ------------------------
                 The date of this Prospectus is July   , 1995.

                                      WRIT
                                   GROWTH OF
                           FUNDS FROM OPERATIONS AND
                                 DIVIDENDS PAID

                  DIVIDENDS          FUNDS FROM
   YEAR             PAID             OPERATIONS
   ----             ----             ----------
    1980          3,484,210          4,990,351
    1981          4,526,737          6,074,430
    1982          4,929,329          6,590,953
    1983          5,134,851          8,002,590
    1984          8,053,184          9,889,957
    1985          8,344,614         10,919,494
    1986          9,822,265         12,703,890
    1987         12,028,949         13,277,702
    1988         13,087,538         14,587,538
    1989         15,341,742         17,280,718
    1990         17,030,987         19,229,034
    1991         19,672,408         21,707,672
    1992         22,513,368         23,850,876
    1993         24,380,361         26,162,021
    1994         25,981,388         27,100,541

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE TRUST'S SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     This summary is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, the information presented herein assumes that the Underwriters' over-allotment option is not exercised.

                                   THE TRUST

     Washington Real Estate Investment Trust ("WRIT" or the "Trust"), founded in 1960, is an equity real estate investment trust investing in income-producing properties principally in the Greater Washington-Baltimore region. The Trust owns a diversified portfolio of 38 properties consisting of 13 office buildings, 11 shopping centers, five high-rise apartment buildings and nine industrial distribution properties.

     WRIT's principal objective is to increase operating income by investing in high quality real estate with strong growth potential in prime locations and aggressively managing these properties with active leasing and capital improvement programs.

     The percentage leased at March 31, 1995 for the Trust's properties was 91% for office buildings, 94% for shopping centers, 96% for apartment buildings and 95% for industrial distribution properties.


     Total debt (all medium-term) on June 30, 1995 was $43,000,000, which represented approximately 10% of the market capitalization of the Trust.


     WRIT's income from operations and funds from operations have increased for 29 consecutive years. WRIT concentrates on increasing its funds from operations to achieve its objective of paying increasing dividends to its shareholders. Consecutive quarterly dividends have been paid for 33 years and the annual dividend paid has increased every year since 1970. The most recent dividend increase was to $.25 per Share payable June 30, 1995 to shareholders of record on June 16, 1995, representing an indicated current annual rate of $1.00. Since 1980, combined Share splits have totaled 10-for-1.

     The principal offices of the Trust are located at 10400 Connecticut Avenue, Kensington, Maryland 20895, telephone (301) 929-5900/(800) 565-9748.

                                  THE OFFERING

Shares Offered...............................   3,500,000
Shares to be Outstanding after the
  Offering...................................   31,742,544
Use of Proceeds..............................   To repay certain indebtedness outstanding
                                                under lines of credit, to acquire the
                                                  Frederick County Square Shopping Center and
                                                  to acquire and/or renovate, expand or
                                                  improve income producing properties. See
                                                  "Use of Proceeds".
American Stock Exchange Symbol...............   WRE

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      THREE MONTHS
                                                                                         ENDED
                                          YEAR ENDED DECEMBER 31,                      MARCH 31,
                              ------------------------------------------------    --------------------
                                1990      1991      1992      1993      1994        1994        1995
                              --------  --------  --------  --------  --------    --------    --------
OPERATING DATA
Real estate rental revenue... $ 30,233  $ 33,311  $ 34,132  $ 39,375  $ 45,511    $ 11,312    $ 12,464
Income before gain on sale of
  real estate................   16,122    18,386    20,429    22,506    23,122       5,805       6,159
Gain on sale of real
  estate.....................        0         0         0       741         0           0           0
Net income...................   16,122    18,386    20,429    23,247    23,122       5,805       6,159

                                                DECEMBER 31,                           MARCH 31,
                              ------------------------------------------------    --------------------
                                1990      1991      1992      1993      1994        1994        1995
                              --------  --------  --------  --------  --------    --------    --------
BALANCE SHEET DATA
Real estate (at cost)........ $113,317  $117,576  $155,765  $170,461  $206,378    $172,711    $225,585
Total assets.................  106,955   135,741   185,673   162,011   178,806     162,418     195,034
Mortgages payable............   12,379    11,329     1,115         0         0           0           0
Lines of credit payable/
  Short-term bank loan.......        0         0    21,000         0    18,000           0      34,000
Shareholders' equity.........   90,621   119,944   159,027   157,348   154,659     156,801     154,040

                                                                                      THREE MONTHS
                                                                                         ENDED
                                          YEAR ENDED DECEMBER 31,                      MARCH 31,
                              ------------------------------------------------    --------------------
                                1990      1991      1992      1993      1994        1994        1995
                              --------  --------  --------  --------  --------    --------    --------
OTHER DATA
Funds from operations (1).... $ 19,187  $ 21,675  $ 23,817  $ 26,122  $ 27,055    $  6,727    $  7,234
Dividends paid...............   17,031    19,672    22,513    24,380    25,981       6,495       6,778
Dividends paid per share
  (2)........................     0.73      0.79      0.84      0.89      0.92        0.23        0.24

- ---------------
(1) Funds from Operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), is net income adjusted for depreciation and amortization and gains or losses from property sales. FFO does not represent cash flows from operations as defined by generally accepted accounting principles, should be considered along with, but not as an alternative to, net income as an indicator of the Company's operating performance and is not indicative of cash available to fund all cash flow needs. In March 1995, NAREIT issued a clarification of its definition of FFO. The clarification provides that amortization of deferred financing costs and depreciation of non-real estate assets are no longer to be added back to net income in arriving at FFO and that extraordinary, nonrecurring items should be adjusted out of net income. The amounts reflected in this Prospectus have been adjusted to incorporate that clarification.

(2) Adjusted to give effect to the 3-for-2 share split in May 1992.

                                   THE TRUST

GENERAL OPERATING PRACTICES

     The Trust generally observes the following operating practices:

     Selection of Real Estate Investments: The Trust purchases properties principally in the Greater Washington-Baltimore region where its senior management is located and knows, on a firsthand basis, the market and the economic factors which affect it. In order to avoid the greater risks of speculative development, the Trust generally buys existing income producing properties.

     Property Type Diversification: The Trust seeks to invest in properties with different supply-demand cycles and growth periods and therefore seeks to maintain a balanced and diversified portfolio of office buildings, shopping centers, apartment buildings and industrial distribution properties. The percentage contribution to the Trust's total real estate rental revenue by property group for the first quarter of 1995 was as follows:

        Office Buildings......................................................    42%
        Shopping Centers......................................................    25%
        Apartment Buildings...................................................    23%
        Industrial Distribution Properties....................................    10%
                                                                                 ---
                                                                                 100%

     Tenant Diversification: The Trust also seeks to maintain a diversified tenant base in its commercial properties in order to minimize the influence of any one tenant on the Trust's revenues. As of May 31, 1995, WRIT's commercial tenant base was diversified among approximately 900 tenants, with the average tenant occupying less than 3,600 square feet and no single lease accounting for more than 2.1% of the Trust's annual revenues. As of the same date, annual rents attributable to all Federal Government tenants totaled approximately 5.0% of the Trust's annual revenues.

     Capitalization and Finance Strategy: Until recently, the Trust maintained substantial cash reserves from the proceeds of Share offerings in lieu of utilizing debt for acquisitions and capital improvements. As a result of changed market conditions, the Trust now has commitments for bank lines of credit with medium-term rather than short-term features. For the foreseeable future, the Trust intends to utilize these credit facilities to fund acquisitions and major capital improvements. The Trust intends to retire these debt obligations from future Share offerings. The Trust's management believes this method of funding for future investment provides greater flexibility for timing of public Share offerings, reduces exposure to yield maintenance costs and avoids lock out from prepayment features found in long-term debt agreements.

     In determining its borrowing policy, the Trust also considers its debt service coverage ratio (funds from operations plus debt service divided by the debt service). A ratio of 3:1 is generally considered conservative and the Trust intends to maintain its debt service coverage ratio in excess of this. Capital market conditions may from time to time influence management to reconsider this policy if it deems that a change is in the best interest of the Trust.


     The Trust currently has unsecured bank lines of credit and commitments totaling $75,000,000. These commitments permit the Trust to extend the term of the loans outstanding for up to a period of 5 years at the Trust's option. At June 30, 1995, $43,000,000 was outstanding on these lines at a weighted average interest rate of 6.8%.


     100% Ownership: The Trust currently owns 100% of the equity of all of its properties and has no partners, participating mortgages or other equity or income sharing arrangements.

     Although management of the Trust anticipates that it will generally continue to follow the foregoing practices, management is not bound to do so and may change particular practices in light of future economic conditions and other relevant factors.

RECENT DEVELOPMENTS

  Management Transition

     In March of 1995, Arthur A. Birney, a co-founder and Trustee of the Trust, became Chairman of the Board of Trustees and Edmund B. Cronin, Jr., President, Chief Operating Officer and Trustee, became Chief Executive Officer, succeeding
B. Franklin Kahn, who had served as Chairman and Chief Executive Officer until his retirement.

     The Trust has also increased its senior management strength and depth with the addition of Larry E. Finger, Senior Vice President and Chief Financial Officer, in December 1993, Thomas L. Regnell, Vice President -- Acquisitions, in January 1995 and Mary Beth Avedesian, Vice President -- Investments, in March 1995. See "Management".

  Property Acquisitions

     On June 30, 1995, the Trust entered into a contract to purchase the Frederick County Square Shopping Center in the City of Frederick, Maryland for $13,350,000. The 233,000 rentable square foot center is 100% leased to 23 tenants, including KMart, MJ Designs, F & M Drugs, Jo-Ann Fabrics, Burger King and Sizzler. As part of the purchase price, the Trust expects to assume an existing mortgage in the approximate amount of $7,755,000, bearing interest at 9% and maturing on January 1, 2003. The Trust anticipates that this property will produce a first full year return on investment (funds from operations divided by total investment) in excess of 10%. Closing on the property is expected to occur on or before July 31, 1995. No assurance can be given, however, that the proposed acquisition will be consummated.

     During the past 12 months, the Trust acquired the following properties:

     - Tycon Plaza II and III office buildings containing approximately 293,000 rentable square feet, in Tysons Corner, Virginia

     - The Shoppes of Foxchase, a 128,000 rentable square foot shopping center, in Alexandria, Virginia

     - 6110 Executive Boulevard, a 198,000 rentable square foot office building, in Rockville, Maryland

     - Tech 100 Industrial Park, a 167,000 square foot industrial distribution complex in Howard County, Maryland, three miles from Baltimore-Washington International Airport.

     The aggregate purchase price of these properties totaled approximately $53,000,000, and the Trust anticipates that these properties (including capital improvements) will produce an average first full year return on investment (funds from operations divided by total investment) of 11.3%. See "Description of Real Estate Investments".

  Property Repositionings

     In late 1994 and continuing into 1995, the Trust has repositioned the following properties, through capital improvements, to enable them to compete at higher rental levels in their markets:

     - Chevy Chase Metro Plaza -- The Trust is adding 10,000 square feet of rentable area within a previously occupied two-story theater along with other building improvements. Resulting rental increases are expected to increase this property's anticipated annual operating income by 55%.

     - 1901 Pennsylvania Avenue, N.W., Washington, D.C. -- Major renovations, expected to be completed in the third quarter of 1995, to the main lobby, building hallways, common areas and restrooms, and modernizing of the elevator equipment, elevator cabs and building mechanical systems are expected to enable this building to compete successfully in the downtown Washington, D.C. market.

     Renovations, expansions and tenant improvements, including those listed above, are currently underway or are anticipated at several of the Trust's properties, the estimated aggregate cost of which is approximately $11,300,000 for 1995.

     See "Description of Real Estate Investments" below for further information regarding the improvements made to certain properties.

GREATER WASHINGTON-BALTIMORE REAL ESTATE MARKET

     The Greater Washington-Baltimore regional real estate market continues to be one of the strongest in the United States. All sectors of the region's commercial and multi-family real estate market are experiencing relatively high occupancy levels. Rents have stabilized, concessions have substantially receded, and little speculative development is taking place in the region. Though credit for real estate acquisitions and development is more available now than in recent years, the providers of credit continue to be very selective. This situation reduces competition for acquisitions.

     The CMSA (Consolidated Metropolitan Statistical Area) region which includes metropolitan Washington-Baltimore is the fourth largest region in the United States with a population in excess of 6.9 million. Additionally, the region is ranked number one nationally in both median household income and population with higher education at the undergraduate and post graduate level based on Bureau of Census statistical data. The Greater Washington-Baltimore regional economy is principally service industry oriented and, particularly in the case of the Greater Washington area, is driven by the presence of the Federal Government. There has been, and management expects there will continue to be, a shrinking in the size of the Federal Government as evidenced by, among other things, a decrease in direct Federal Government employment. However, to date, this decrease has been more than offset by an increase in employment in the private business sectors of the Greater Washington economy. While the Federal Government workforce reductions to date have not resulted in any major negative impact on the business of the Trust, no assurance can be given as to the effect on the Trust of further cutbacks in Federal spending or employment.

     The strength of the Greater Washington-Baltimore region is evidenced by the research of such groups as the Metropolitan Council of Governments and The Greater Washington Research Center, which demonstrates that as a result of the increased outsourcing of government goods and services requirements the region is experiencing positive growth, though at a slower rate than during 1980-1989. As the chart below demonstrates, during 1994 regional Federal Government employment declined by approximately 11,000 while private sector employment increased by approximately 56,000.

                           WAGE AND SALARY EMPLOYMENT
                                WASHINGTON PMSA*
                             JANUARY 1994 AND 1995
                           (EMPLOYMENT IN THOUSANDS)

                                                               AT         AT
                              SECTOR                          1/94       1/95      CHANGE
        --------------------------------------------------   -------    -------    ------
        Private...........................................   1,684.8    1,740.5      55.7
        Federal Government................................     381.2      370.3     -10.9

        -------------------------------
        * Primary Metropolitan Statistical Area (PMSA) employment data reflect official re-benchmarked totals for 1994 and preliminary 1995 estimates.

     The Trust has historically focused its leasing efforts toward the private sector smaller space user. Only 5% of the Trust's anticipated 1995 gross revenue is generated from space leased to the Federal Government. Management believes that the combination of a strong capital structure, access to capital, strong organizational capabilities and firsthand knowledge of regional economic and real estate trends uniquely positions the Trust to take advantage of attractive acquisition opportunities. In particular, the Trust's property type diversification, property management and enhancement and leasing capabilities enable it to be very flexible in property selection with the goal of increasing property operating income over the near term and property values over the long term.

                                USE OF PROCEEDS

     The net proceeds to be received by the Trust from the issuance and sale of the Shares offered hereby (the "Offering") are estimated at $
($               if the Underwriters' over-allotment option is exercised in full). Approximately $18,000,000 of the net proceeds will be used to repay certain borrowings outstanding under the Trust's lines of credit. Those borrowings were used to acquire the Tycon Plaza and Foxchase properties and currently bear interest at a rate of 6.94% and are due and payable on August 25, 1995 (subject to extension until August 25, 1998 at the Trust's option). An additional $5,700,000 of the net proceeds will be used in connection with the acquisition of the Frederick County Square Shopping Center. See "The
Trust -- Recent Developments -- Property Acquisitions". The balance of the net proceeds may be used to acquire and/or renovate, expand or improve income-producing properties or to repay other indebtedness drawn under the lines of credit. It is expected that properties purchased in the future will be of the same general character as those presently held by the Trust.

     Pending the uses described above, the net proceeds may be invested in certificates of deposit, highly rated commercial paper or other similar interest-bearing government or rated corporate securities.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Trust as of March 31, 1995, and as adjusted to give effect to an increase of approximately $9,000,000 in amounts outstanding under the lines of credit since March 31, 1995 and the issuance and sale of the Shares offered hereby and the anticipated use of $18,000,000 of the net proceeds to repay indebtedness outstanding under the lines of credit.

                                                                          MARCH 31, 1995
                                                                       ---------------------
                                                                                       AS
                                                                        ACTUAL       ADJUSTED
                                                                       --------      -------
                                                                          (IN THOUSANDS)

Lines of credit payable:............................................   $ 34,000      $25,000
                                                                       --------      -------
Shareholders' equity:
  Shares of beneficial interest; without par value; unlimited authorization: 28,242,544 issued and outstanding, and
     31,742,544, as adjusted........................................    138,722
  Undistributed gains on real estate dispositions...................     15,319       15,319
                                                                       --------      -------
       Total shareholders' equity...................................    154,041
                                                                       --------      -------
       Total capitalization.........................................   $188,041      $
                                                                       ========      =======

                                   DIVIDENDS

     The Trust's policy is to pay quarterly dividends aggregating annually at least 95% of its ordinary taxable income. Decisions by the Trustees as to distributions of capital gains are made on a case by case basis. The Trust's policy complies with the current distribution provisions of federal income tax laws applicable to real estate investment trusts and, assuming compliance with other requirements, income so distributed is not taxable to the Trust under such laws. The declaration of dividends is discretionary with the Trustees and depends upon the Trust's distributable funds, financial requirements, tax considerations and other factors. It is the present intention of the Trustees to consider the payment of cash dividends each quarter, but no assurance can be given that past dividend practices will be followed in the future.

     The tax status of 1994 dividends were reported as:

                                 RETURN
        ORDINARY    CAPITAL      OF
        INCOME      GAINS        CAPITAL    TOTAL
        --------    -------      -------    -----
        90.5%        --          9.5%       100%

                           DIVIDEND REINVESTMENT PLAN

     The Trust has a Dividend Reinvestment Plan (the "Plan") which allows shareholders to acquire additional Shares by automatically reinvesting all or part of their cash dividends. Shares are acquired pursuant to the Plan at a price equal to the prevailing market price of such Shares, without payment of any brokerage commission or service charge by the participant. The Plan also allows participating shareholders to purchase Shares pursuant to the same terms and in the same manner as cash dividends are invested in amounts of not less than $100 nor more than $25,000 per calendar year, without payment of any brokerage commission or service charge by the participant. Shareholders who do not participate in the Plan continue to receive cash dividends, as declared.

        On Page 10 of the Prospectus there appears a map of the Greater Washington, D.C. Metropolitan area indicating the location of the Trust's 38 properties and indicates whether each property is a shopping center, an office building, industrial distribution property or an apartment building. There is also a list of properties conforming to the list appearing on the following pages of the Prospectus.

                            INVESTMENTS OF THE TRUST

     The following table describes the Trust's real estate investment portfolio. All dollar amounts are in thousands and all information is as of March 31, 1995, except for Tech 100 Industrial Park for which information is as of May 17, 1995, the date of acquisition. Net square footage does not include garage or surface parking. The percent leased is the percentage of net rentable space leased including signed leases for space not yet occupied by the tenants.

                                                                                                       CAPITAL
       REAL ESTATE INVESTMENTS                          NET                                          IMPROVEMENTS
        (CORRESPONDING NUMBER              YEAR       SQUARE        PERCENT         ACQUISITION         SINCE           TOTAL
           ON PAGE 10 MAP)               ACQUIRED      FEET          LEASED             COST         ACQUISITION      INVESTMENT
- --------------------------------------   ---------   ---------      --------        ------------     -----------     ------------
SHOPPING CENTERS
Takoma Park (1).......................     1963         58,811           100%       $  1,500,000     $     1,000     $  1,501,000
Prince William Plaza (2)..............     1968         53,999            87             992,000         385,000        1,377,000
Westminster (3).......................     1972        171,531            89           2,442,000       1,675,000        4,117,000
Dover Mart (4)........................     1973         44,044           100             707,000         664,000        1,371,000
Concord Centre (5)....................     1973         76,383            91           1,263,000       2,605,000        3,868,000
Clairmont (6).........................     1976         40,455           100           1,046,000         634,000        1,680,000
Wheaton Park (7)......................     1977         46,716           100           1,480,000         690,000        2,170,000
Bradlee (8)...........................     1984        167,974           100           9,580,000       3,402,000       12,982,000
Chevy Chase Metro Plaza (9)...........     1985         49,893            93           5,854,000       2,344,000        8,198,000
Montgomery Village (10)...............     1992        196,464            93          20,730,000         458,000       21,188,000
Shoppes of Foxchase (11)..............     1994        127,564            94           8,818,000         261,000        9,079,000
                                                     ---------           ---        ------------     -----------     ------------
    Sub-Total.........................               1,033,834            94%       $ 54,412,000     $13,119,000     $ 67,531,000
                                                     ---------           ---        ------------     -----------     ------------
OFFICE BUILDINGS
1901 Pennsylvania Ave. (12)...........     1977         96,506            51%(a)    $  4,373,000     $ 3,243,000     $  7,616,000
WRIT Building (13)....................     1979         65,885            96           1,912,000       2,900,000        4,812,000
One Metro Square (14).................     1979        208,243            90          11,709,000       5,222,000       16,931,000
444 N. Frederick Ave. (15)............     1989         65,809            90           4,630,000       1,196,000        5,826,000
7700 Leesburg Pike (16)...............     1990        122,222            95           7,670,000       2,107,000        9,777,000
Arlington Financial (17)..............     1992         51,655           100           6,293,000         136,000        6,429,000
515 King Street (18)..................     1992         78,073            98           8,034,000         605,000        8,639,000
Saratoga Office Bldg. (19)............     1993         59,013            80           3,018,000         366,000        3,384,000
Lexington Office Bldg. (20)...........     1993         47,751           100           2,442,000         133,000        2,575,000
Brandywine Center (21)................     1993         34,982           100           1,454,000         104,000        1,558,000
Tycon Plaza II (22)...................     1994        141,043            97          10,505,000         356,000       10,861,000
Tycon Plaza III (23)..................     1994        151,670            99          11,049,000         428,000       11,477,000
6110 Executive Boulevard (24).........     1995        198,252            93          16,409,000          24,000       16,433,000
                                                     ---------           ---        ------------     -----------     ------------
    Sub-Total.........................               1,321,104            91%       $ 89,498,000     $16,820,000     $106,318,000
                                                     ---------           ---        ------------     -----------     ------------
APARTMENT BUILDINGS/UNITS
3801 Connecticut Avenue /307 (29).....     1963        242,000            97%       $  3,098,000     $ 3,413,000     $  6,511,000
Roosevelt Towers/191 (25).............     1965        229,000            95           2,332,000       1,531,000        3,863,000
Park Adams/200 (26)...................     1969        210,000            99           1,940,000       2,308,000        4,248,000
Country Club Towers/227 (28)..........     1969        276,000            92           2,861,000       2,251,000        5,112,000
Munson Hill Towers/279 (27)(b)........     1970        340,000            98           3,337,000       3,492,000        6,829,000
                                                     ---------           ---        ------------     -----------     ------------
    Sub-Total (1,200 units)...........               1,297,000            96%       $ 13,568,000     $12,995,000     $ 26,563,000
                                                     ---------           ---        ------------     -----------     ------------
INDUSTRIAL DISTRIBUTION PROPERTIES
Shirley I-395 (30)....................     1961        112,585           100%       $  1,917,000     $   948,000     $  2,865,000
Dept. of Commerce (31)................     1971        105,000           100           1,356,000       1,261,000        2,617,000
V Street (33).........................     1973         30,753            25             443,000         143,000          586,000
Capital Freeway (34)..................     1974        145,000           100           1,505,000       2,613,000        4,118,000
Fullerton (35)........................     1985        103,339            95           4,267,000         606,000        4,873,000
Ravensworth Center (32)...............     1986         29,000           100           1,451,000         336,000        1,787,000
Pepsi-Cola (36).......................     1987         68,750           100           2,552,000       1,514,000        4,066,000
Charleston (37).......................     1993         85,267            92           4,136,000         126,000        4,262,000
Tech 100 (38).........................     1995        167,267            96           6,832,000             N/A        6,832,000
                                                     ---------           ---        ------------     -----------     ------------
    Sub-Total.........................                 846,961            95%       $ 24,459,000     $ 7,547,000     $ 32,006,000
                                                     ---------           ---        ------------     -----------     ------------
TOTAL.................................               4,498,899            94%       $181,937,000     $50,481,000     $232,418,000
                                                     =========           ===        ============     ===========     ============

- ---------------
(a) 1901 Pennsylvania Avenue is undergoing significant renovations; see "Recent Developments" and "Description of Real Estate Investments".

(b) The site of Munson Hill Towers apartments is rented under a ground lease requiring annual payments of $22,590 until the expiration of the lease in 2060.

                     DESCRIPTION OF REAL ESTATE INVESTMENTS

     The Trust's portfolio of 38 properties consists of 13 office buildings with approximately 1,321,000 rentable square feet, 11 shopping centers with approximately 1,034,000 rentable square feet, five high-rise apartment buildings with approximately 1,200 units and nine industrial distribution properties with approximately 847,000 square feet. In the opinion of management, the Trust's properties are adequately protected by "all risk" insurance coverage, have been well maintained and are in good condition.

     The following are descriptions of WRIT's most significant properties in each property group, in terms of total investment.

OFFICE BUILDING GROUP:

Tycon Plaza II and III
8229-8245 Boone Boulevard
Tysons Corner, Virginia

     In June 1994, the Trust purchased these two 8-story office buildings containing a total of 293,000 rentable square feet plus on-site parking for 895 cars. At the time of purchase, the property was 71% leased and at March 31, 1995, was 98% leased. Over the past year, extensive improvements totaling approximately $784,000 have been made in order to reposition the property in its market.

One Metro Square
51 Monroe Street
Rockville, Maryland

     One Metro Square, purchased in 1979, is a 22-story office building containing 208,000 rentable square feet of office and retail space. The property includes an indoor garage with 360 parking spaces. The building is connected by elevated pedestrian bridges to the Montgomery County Office Building-Courthouse complex and to a Washington Metro (subway) station. Portions of the roof are leased for communications antennae, creating additional current annual income of approximately $270,000.

6110 Executive Boulevard
Rockville, Maryland

     In January 1995, the Trust purchased this 10-story office building containing 198,000 rentable square feet. This property includes a detached 3-story parking deck and on-site parking area for 565 cars. At the time of purchase, the property was 91% leased. At March 31, 1995, the property was 93% leased, and new leases are being signed at rents of $17.50 per square foot, which is above the building average of $15.86.

7700 Leesburg Pike
Falls Church, Virginia

     In October 1990, WRIT purchased 7700 Leesburg Pike, a circular four-story office building and parking deck with an interior wooded atrium and office tower in the center. The property contains a total of 122,000 rentable square feet, and is located just inside the Capital Beltway (I-495) near Tysons Corner, Virginia. There are approximately 465 decked and open parking spaces. The building won an American Institute of Architecture award and is set in a wooded campus environment on seven acres of land. The existing building was 95% leased at March 31, 1995, and there is strong leasing interest from prospective tenants for additional space. Plans and specifications are now complete for the addition of 20,000 square feet of office space to the top deck of the parking structure. Completion of the construction of the addition is expected in the fourth quarter of 1995.

1901 Pennsylvania Avenue, N.W.
Washington, D.C.

     1901 Pennsylvania Avenue is an 11-story office building with 97,000 rentable square feet located three blocks west of the White House and two blocks from a Washington Metro station. As the result of three lease expirations in late 1994 and early 1995, this property was 51% leased at March 31, 1995. Though this occupancy level is not acceptable, it provides the Trust with an opportunity to make major capital improvements to this 35-year old building. The Trust has remodeled the lobby, replaced the roof and is in the process of modernizing the hallways, elevators, mechanical systems and restrooms. The Pennsylvania Avenue location and the desire of the Trust to lease to small space users, along with the upgraded building features, are expected to reposition this property in its market.

SHOPPING CENTER GROUP:

Montgomery Village Center
Montgomery Village Avenue
Gaithersburg, Maryland

     In December 1992, the Trust purchased Montgomery Village Center, a Giant Food supermarket anchored shopping center, containing 169,000 square feet of retail space, 28,000 square feet of townhouse-type office space and on-site parking for 791 cars. At March 31, 1995, this property was 93% leased. This property is located in the Montgomery Village Planned Unit Development ("P.U.D."), and its value is substantially enhanced by the controlled nature of the zoning restrictions in the P.U.D. and in the Gaithersburg, Maryland area in general with its existing restrictions on commercial growth and lack of available building sites.

Bradlee Shopping Center
3600 King Street
Alexandria, Virginia

     The Bradlee Shopping Center contains 168,000 square feet of rentable area, and existing tenants include Giant Food, G.C. Murphy, Rite-Aid and 43 other tenants. As the Trust has expanded and improved the shopping center and its tenancy, annual rents have increased from $1,124,000 in 1985, the first full year of the property's operations under WRIT, to $3,614,000 in 1995. Located in a densely populated area with few vacant building sites, this property was 100% leased at March 31, 1995.

The Shoppes of Foxchase
4600 Duke Street
Alexandria, Virginia

     In 1994, the Trust purchased the Shoppes of Foxchase containing 128,000 rentable square feet, plus on-site parking for 583 cars. The center is anchored by Rite-Aid and Magruder's stores and was 94% leased at March 31, 1995. The timing of various lease expirations affords the Trust opportunities to enhance the property's gross revenues over the near term. In the meantime, the property is earning a 12% return on investment (funds from operations divided by total investment).

Chevy Chase Metro Plaza
5252 Wisconsin Avenue, N.W.
Washington, D.C.

     The Trust has recently repositioned this property. Beginning in the fourth quarter of 1994, with completion expected in the third quarter of 1995, the property is being increased in size by the addition of 10,000 square feet through the termination of a movie theater lease, installation of two floors in the theater area and the renovation of other vacant space in the building. The property now contains 49,000 square feet of retail space. All of the new addition and renovation area, totaling 31,500 square feet, has been leased to T.J. Maxx. Riggs National Bank and two restaurants occupy the balance of the leased space. There is strong tenant interest in leasing the remaining 10,000 square feet in the property. Interior parking is provided in the attached three deck parking garage containing 133 parking spaces. This property was formerly known as Jenifer One Shopping Center and is located in the Chevy Chase area of the District of Columbia, adjacent to a Metro entrance. Nearby shopping anchored by Lord & Taylor, Saks Fifth Avenue and Neiman-Marcus provides substantial retail traffic.

APARTMENT BUILDING GROUP:

Munson Hill Towers
6129 Leesburg Pike
Falls Church, Virginia

     Munson Hill Towers is a luxury, architecture award-winning, 12-story apartment building that contains 279 apartments and is located approximately eight miles from downtown Washington, D.C. The 12 1/2 acre property upon which the building is situated includes a swimming pool, tennis court and other recreational facilities. In addition, there are 450 on-site parking spaces. This property was 98% leased at March 31, 1995.

3801 Connecticut Avenue, N.W.
Washington, D.C.

     3801 Connecticut Avenue is a nine-story apartment building containing 307 apartment units and 3,150 square feet of office space. The building has 92 indoor parking spaces. The apartments are subject to District of Columbia rent control laws, which allow landlords to make rent increases tied to the rate of inflation (subject to an annual maximum of 10%) and also allow additional rent increases as units are re-rented to new tenants. This property was 97% leased at March 31, 1995.

INDUSTRIAL DISTRIBUTION PROPERTY GROUP:

Tech 100 Industrial Park
N/E/C Route #100 and Route #1
Howard County, Maryland

     In May 1995, the Trust purchased the Tech 100 Industrial Park, a 3-building industrial distribution complex containing 167,000 square feet plus on-site parking for 331 cars. Tech 100 is located 25 miles northeast of Washington, D.C. and 7 miles southwest of Baltimore, Maryland, in the Route 100 Industrial Park which contains 2.5 million square feet of industrial distribution space within 3 miles of Baltimore-Washington International Airport. Route 100 is a major arterial road connecting Interstate 95 with Interstate 97 and Route 301. At the time of acquisition, the property was 96% leased. With leases beginning to mature, the Trust expects to renew tenant leases at current market rental rates, which it believes are above existing rates on maturing leases.

Fullerton Business Center
7401 Fullerton Road
Springfield, Virginia

     Fullerton Business Center is located in the 2,000,000 square foot Fullerton Industrial Park. This multi-tenanted property contains 103,000 square feet plus on-site parking for 247 cars. At March 31, 1995, the property was 95% leased.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth selected financial data for the Trust and should be read in conjunction with the Financial Statements and Notes incorporated herein by reference.

                                                                                              THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                           MARCH 31,
                                 --------------------------------------------------------    ---------------------
                                   1990        1991        1992        1993        1994        1994         1995
                                 --------    --------    --------    --------    --------    --------     --------
OPERATING DATA
Real estate rental revenue....   $ 30,233    $ 33,311    $ 34,132    $ 39,375    $ 45,511    $ 11,312     $ 12,464
Real estate expenses..........     (9,557)    (10,089)    (10,330)    (11,830)    (14,031)     (3,280)      (3,897)
                                 --------    --------    --------    --------    --------    --------     --------
                                   20,676      23,222      23,802      27,545      31,480       8,032        8,567
Depreciation..................     (3,065)     (3,289)     (3,388)     (3,616)     (3,933)       (922)      (1,075)
                                 --------    --------    --------    --------    --------    --------     --------
Income from real estate.......     17,611      19,933      20,414      23,929      27,547       7,110        7,492
Other income (expense)........      2,213       2,326       3,311       1,496        (550)       (654)         102
Interest expense..............     (1,053)     (1,080)       (454)        (61)       (614)          0         (532)
General and administrative....     (2,649)     (2,793)     (2,842)     (2,858)     (3,261)       (651)        (903)
                                 --------    --------    --------    --------    --------    --------     --------
Income before gain on sale of
  real estate.................     16,122      18,386      20,429      22,506      23,122       5,805        6,159
Gain on sale of real estate...          0           0           0         741           0           0            0
                                 --------    --------    --------    --------    --------    --------     --------
Net income....................   $ 16,122    $ 18,386    $ 20,429    $ 23,247    $ 23,122    $  5,805     $  6,159
                                 ========    ========    ========    ========    ========    ========     ========
Income before gain on sale of
  real estate per share (1)...   $   0.69    $   0.74    $   0.76    $   0.80    $   0.82    $   0.21     $   0.22
                                 ========    ========    ========    ========    ========    ========     ========
Net income per share (1)......   $   0.69    $   0.74    $   0.76    $   0.82    $   0.82    $   0.21     $   0.22
                                 ========    ========    ========    ========    ========    ========     ========

                                                       DECEMBER 31,                                MARCH 31,
                                 --------------------------------------------------------    ---------------------
                                   1990        1991        1992        1993        1994        1994         1995
                                 --------    --------    --------    --------    --------    --------     --------
BALANCE SHEET DATA
Real estate (at cost).........   $113,317    $117,576    $155,765    $170,461    $206,378    $172,711     $225,585
Total assets..................    106,955     135,741     185,673     162,011     178,806     162,418      195,034
Mortgages payable.............     12,379      11,329       1,115           0           0           0            0
Lines of credit payable/
  Short-term bank loan........          0           0      21,000           0      18,000           0       34,000
Shareholders' equity..........     90,621     119,944     159,027     157,348     154,659     156,801      154,040

                                                                                              THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                           MARCH 31,
                                 --------------------------------------------------------    ---------------------
                                   1990        1991        1992        1993        1994        1994         1995
                                 --------    --------    --------    --------    --------    --------     --------
OTHER DATA
Funds from operations (2).....   $ 19,187    $ 21,675    $ 23,817    $ 26,122    $ 27,055    $  6,727     $  7,234
Weighted average number of
  shares outstanding (1)......     23,223      24,708      26,910      28,223      28,239      28,233       28,243
Dividends paid................   $ 17,031    $ 19,672    $ 22,513    $ 24,380    $ 25,981    $  6,495     $  6,778
Dividends paid per share
  (1).........................   $   0.73    $   0.79    $   0.84    $   0.89    $   0.92    $   0.23     $   0.24

- ---------------
(1) Adjusted to give effect to the 3-for-2 share split in May 1992.

(2) Funds from Operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), is net income adjusted for depreciation and amortization and gains or losses from property sales. FFO does not represent cash flows from operations as defined by generally accepted accounting principles, should be considered along with, but not as an alternative to, net income as an indicator of the Company's operating performance and is not indicative of cash available to fund all cash flow needs. In March 1995, NAREIT issued a clarification of its definition of FFO. The clarification provides that amortization of deferred financing costs and depreciation of non-real estate assets are no longer to be added back to net income in arriving at FFO and that extraordinary, nonrecurring items should be adjusted out of net income. The amounts reflected in this Prospectus have been adjusted to incorporate that clarification.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     WRIT's fundamental emphasis is on the growth of cash flow from operating activities. Dividends to shareholders are based upon these cash flows. WRIT's capital improvements, leasing and management, and acquisitions of additional properties are the major contributors to sustained growth of cash flows.

     Occupancy rates have a major impact on rental revenue. Other factors such as new or renewal leases at market rates, Consumer Price Index based annual rental rate increases, increases in rentable area, timing of new property acquisitions and certain other capital expenditures also influence rental revenue.

  Three Months Ended March 31, 1995 and 1994:

     Income from real estate in the first quarter of 1995 of $7,492,497 increased 5% compared with $7,110,032 for the first quarter of 1994. This increase is primarily attributable to the Tycon Plaza II and III office buildings acquired June 1, 1994, the Shoppes of Foxchase acquired June 30, 1994 and the 6110 Executive Boulevard office building acquired January 26, 1995. Net income for the three months ended March 31, 1995 in the amount of $6,159,411 or $.22 per share increased 6% from $5,805,007 or $.21 per share from the comparable quarter of 1994.

     The average occupancy of 95% for the year 1994 decreased to 93% for the first quarter of 1995. This decrease is due primarily to vacancies at one of WRIT's office buildings, 1901 Pennsylvania Avenue and one shopping center, Chevy Chase Metro Plaza. In late 1994, WRIT commenced a major capital improvement program at 1901 Pennsylvania Avenue in order to promote the expeditious lease-up of this property. On March 23, 1995, T.J. Maxx, a national retailer, took possession of 31,500 square feet of space at Chevy Chase Metro Plaza. This increased the occupancy level from 39% on March 22, 1995 to 90% on the date of possession. The term of this lease is ten years.

     Real estate operating expenses as a percentage of revenue were 31% for the three months ended March 31, 1995 as compared to 29% for the comparable period of 1994. This increase is attributable to the decline in occupancy levels in the first quarter of 1995 as compared to the first quarter of 1994 and to the fact that operating expenses as a percentage of revenues are higher for office building properties than all other property types within the WRIT portfolio. WRIT's percentage of office buildings within its entire real estate portfolio has increased from 39% at March 31, 1994 to 42% as of March 31, 1995 based on revenues. This increase is primarily attributable to the acquisitions of the Tycon Plaza II and III office buildings in June 1994 and the 6110 Executive Boulevard office building in January 1995.

     In the first quarter of 1994, a marketable investment security was written down to its estimated realizable value, resulting in a charge of $799,571 to operations. This amount is included in the $654,209 of other expense in the statement of operations at March 31, 1994.

     Investment income declined for the three months ended March 31, 1995 compared to the same period of 1994 due to substantial funds previously invested in marketable securities being utilized for property acquisitions.

     Interest expense was $531,625 for the quarter ended March 31, 1995 as a result of the $18,000,000 of outstanding advances on the line of credit obtained in June 1994 and $16,000,000 of outstanding advances obtained in connection with the January 26, 1995 acquisition of the 6110 Executive Boulevard office building.

     General and administrative expenses increased $252,573 or 39% for the three months ended March 31, 1995 as compared to the same period in 1994. The majority of this increase is the result of personnel additions since June 1994 and annual increases in officers' salaries effective January 1, 1995. These personnel additions include WRIT's current president and chief executive officer who joined WRIT in June 1994 as president and chief operating officer.

  Twelve Months Ended December 31, 1994:

     The percentage increase in real estate rental revenue from 1993 to 1994 by property type was as follows:

        Office Buildings......................................................    34%
        Apartment Buildings...................................................     4%
        Shopping Centers......................................................     5%
        Industrial Distribution Properties....................................    17%

     During 1994, WRIT's office building group achieved increases of 34% in revenues and 36% in operating income, mostly due to the acquisitions of the three Heritage office buildings in November 1993 and the two Tycon Plaza office buildings in June 1994.

     The Tycon office buildings were 71% leased at acquisition in June 1994, 90% leased at December 31, 1994 and 98% leased as of March 31, 1995. The Heritage properties were acquired in November 1993 and include three office buildings (the Lexington, Saratoga and Brandywine), and one industrial distribution property (the Charleston). At December 31, 1994, the Lexington and Brandywine office buildings were 100% leased and the Saratoga 96% leased.

     The income growth from office buildings owned for all of 1993 and 1994 was due to increases in rental rates and improved occupancy levels at 7700 Leesburg Pike. This growth was partially offset by a substantial increase in vacancy during 1994 at the 1901 Pennsylvania Avenue property, which lost 3 major tenants resulting in an occupancy level of 52% at year end. The Trust commenced a major capital improvement program at 1901 Pennsylvania Avenue in 1994 in order to promote the expeditious lease-up of this property. See "Description of Real Estate Investments".

     During 1994, WRIT's apartment building group showed increases of 4% in revenues and 7% in operating income due to the combination of a 2% increase in rental rates and an overall increase in occupancy to 97% in 1994 from 95% in 1993, together with an increase in operating expenses of only 1%.

     During 1994, WRIT's shopping center group showed an increase of 5% in revenues and 3% in operating income due to the acquisition of the Shoppes of Foxchase in June 1994.

     Excluding the Shoppes of Foxchase, shopping center revenue was down 1% and operating income down 4% for 1994. Major elements of the decrease in operating income included a 10% increase in overall operating expenses and the vacancy at Chevy Chase Metro Plaza to accommodate renovations. See "Description of Real Estate Investments". WRIT has leased the majority of the Chevy Chase Metro Plaza vacancy to T.J. Maxx.

     During 1994, WRIT's industrial distribution property group showed increases of 17% in revenues and 15% in operating income due to the acquisition of the Charleston Business Center in November 1993 and major occupancy increases at the Fullerton and Department of Commerce Information Center properties, only slightly offset by an occupancy decrease at the V Street property.

     For 1994, excluding the Charleston Business Center, industrial distribution property revenue was up 4% and operating income was up 3%. In 1994, rental rates for these properties declined 1% from 1993, but overall occupancy increased to 94% in 1994 from 89% in 1993.

     The average occupancy (for the entire real estate portfolio) was 95% for 1994.

     Real estate operating expenses as a percentage of revenue was 31% during 1994.

     In 1994, other income (expense) became an expense/charge to operations as a result of the following:

          a) A decline in interest income from 1993 to 1994 due to the use of funds for properties acquired in 1994.

          b) At March 31, 1994, a marketable investment security was written down to its estimated realizable value, resulting in a charge of $800,000 to operations in the first quarter of 1994. This security was sold in May, 1994 for its March 31, 1994 realizable value.

          c) During 1994, WRIT was audited by a State Unclaimed Property Division, resulting in an assessment to WRIT of $271,000. This amount was charged to operations in the fourth quarter of 1994.

     Interest expense was $614,000 for the year of 1994 as a result of the $9,000,000 advance on the line of credit on June 1, 1994 for the acquisition of Tycon Plaza II and III and an additional advance of $9,000,000 for the acquisition of The Shoppes of Foxchase on June 30, 1994.

CAPITAL RESOURCES AND LIQUIDITY

     WRIT has utilized the proceeds of Share offerings, long-term fixed interest rate debt, lines of credit and cash flow from operations for its capital needs. The WRIT philosophy has been to acquire income-producing real estate with strong growth potential and to improve its real estate holdings through carefully planned additions and improvements to control operating expenses and generate higher rental income.

     On January 26, 1995, WRIT acquired the 6110 Executive Boulevard office building with approximately 198,000 rentable square feet of office space and a detached three story parking deck in Rockville, Maryland, at a purchase price of $16,380,000. Capital improvements (including tenant work) of $2,691,000 to WRIT's various properties were completed in the first three months of 1995. After the acquisition of 6110 Executive Boulevard in January 1995 and capital improvements in the first quarter of 1995, the remainder of cash and marketable investment securities was approximately $1,008,000 at March 31, 1995.


     External sources of capital are available to WRIT from its existing unsecured credit commitments and management believes that additional sources of capital are available from selling additional Shares and/or the issuance of debt. As of June 30, 1995, WRIT had line of credit commitments in place from commercial banks for up to $75,000,000 of which $43,000,000 is currently outstanding at a weighted average interest rate of 6.8% with maturities ranging from August 25, 1995 (subject to extension until August 25, 1998 at WRIT's option) to January 31, 1999. These lines of credit may be used to purchase income-producing property or for capital improvements. Of these lines, $25,000,000 are under a 4-year revolving credit agreement and $50,000,000 are for 1 year with WRIT having the right to extend the maturity date of advances for up to 4 years. Both lines of credit are therefore considered medium-term rather than short-term.


     Cash flow from operating activities totaled $8,300,000 for the three months ended March 31, 1995 including net income of $6,200,000 and depreciation of $1,100,000. Rental revenue has been the principal source of funds to pay the Trust's operating expenses, interest expense and dividends to shareholders. The Trust paid a dividend of $6,800,000 during the first quarter.

     Net cash used in investing activities for the three months ended March 31, 1995 was $17,800,000, including the acquisition of 6110 Executive Boulevard for $16,500,000 and capital improvements to the Trust's properties of $2,700,000, less $1,400,000 provided by the maturity and or sale of marketable securities. Financing activities provided $16,000,000 from borrowings under the Trust's lines of credit.

     Management believes that it has the liquidity and the access to capital necessary to meet all of its known obligations and to make additional property acquisitions when appropriate. WRIT continues to pursue acquisition opportunities and capital improvement projects to enhance long-term growth.

                                   MANAGEMENT

     The Trustees and executive officers of the Trust are:

                  NAME                       AGE                     POSITION
- -----------------------------------------    ---     -----------------------------------------
Arthur A. Birney.........................     67     Trustee and Chairman of the Board
Edmund B. Cronin, Jr. ...................     58     Trustee, President and Chief Executive
                                                       Officer
Mary Beth Avedesian......................     35     Vice President -- Investments
William N. Cafritz.......................     69     Trustee (President, William Cafritz
                                                       Development Corp., a real estate
                                                       development company)
Benjamin H. Dorsey.......................     71     Trustee, Secretary and General Counsel
Larry E. Finger..........................     42     Senior Vice President and Chief Financial
                                                       Officer
Laura M. Franklin........................     34     Vice President and Chief Accounting
                                                       Officer
Sandra T. Hunt...........................     43     Vice President -- Leasing
B. Franklin Kahn.........................     70     Trustee and Chairman Emeritus (President,
                                                       Benjamin Franklin Corporation)
David M. Osnos...........................     63     Trustee (Senior partner, Arent Fox
                                                       Kintner Plotkin & Kahn (legal counsel to
                                                       the Trust); Director, VSE Corporation,
                                                       an engineering company; Director,
                                                       EastGroup Properties, a real estate
                                                       company)
Kenneth C. Reed..........................     42     Vice President -- Property Management
Thomas L. Regnell........................     38     Vice President -- Acquisitions
Stanley P. Snyder........................     60     Trustee (Chairman, Snyder, Kamerow &
                                                       Associates, P.C., Certified Public
                                                       Accountants)

     Mr. Arthur A. Birney, a founding Trustee, is Managing Partner and Chief Executive Officer of Washington Brick & Terra Cotta Company, a real estate investment and holding company founded in 1892, and President of Port Annapolis Marina, Inc.

     Mr. Edmund B. Cronin, Jr. has 35 years of real estate investment, operations and finance experience in the Washington-Baltimore metropolitan market. From 1977 to 1993, he served as Chairman and Chief Executive Officer of Smithy Braedon, a full service commercial real estate firm providing leasing, sales, asset management, finance, consulting, investment advisory and development services. From 1993 until joining WRIT in June 1994, Mr. Cronin was Chief Executive Officer of H.G. Smithy Company, a real estate management and investment advisory service company whose debt and equity assets under management total approximately $1.5 billion.

     Ms. Mary Beth Avedesian joined the Trust as Vice President -- Investments in March 1995. Ms. Avedesian was an Assistant Vice President for Towle Financial Services from 1993 to 1995, where she was responsible for acquisition due diligence and asset management. From 1991 to 1993, Ms. Avedesian was a Marketing Manager for AMRESCO, a subsidiary of NationsBank formed to dispose of bank-owned property; and from 1987 to 1991 Ms. Avedesian was a Financial Analyst and Development Coordinator with Himmel and Company on the $350 million Reston Town Center.

     Mr. Benjamin H. Dorsey, a co-founder of the Trust, has held the position of Secretary and General Counsel since 1960.

     Mr. Larry E. Finger, an attorney and CPA, joined the Trust as Vice President and Chief Financial Officer in December 1993 and was promoted to Senior Vice President and Chief Financial Officer in June 1995. Mr. Finger previously served as Chief Operating Officer of Savage/Fogarty Companies, Inc., a real estate investment, management and development company based in Alexandria, Virginia. Mr. Finger was employed by Savage/Fogarty for 13 years, from 1978 to 1991 serving four years in the accounting division, ultimately as Vice
President -- Finance, seven years as Senior Vice President and General Counsel then Executive Vice President and General Counsel, and finally two years as Chief Operating Officer. During 1992 and until he joined the Trust, Mr. Finger created and operated a multi-restaurant delivery business in Richmond, Virginia.

     Ms. Laura M. Franklin, a CPA, joined the Trust as Assistant Vice
President -- Finance in August 1993 and was promoted to Vice President and Chief Accounting Officer in June 1995. From 1985 to 1993, Ms. Franklin was an associate with Reznick, Fedder and Silverman, P.C., a regional public accounting firm known nationally to the real estate industry. While at Reznick, Ms. Franklin provided audit and tax services to clients.

     Ms. Sandra T. Hunt has held the position of Vice President -- Leasing since 1984.

     Mr. Kenneth C. Reed, Vice President -- Property Management, is President of CSN Management, Inc., which manages the Trust's properties. Mr. Reed has been with CSN Management since 1983 and has held the position of President since 1991.

     Mr. Thomas L. Regnell joined the Trust as Vice President -- Acquisitions in January 1995. Mr. Regnell previously served as an Investment Officer with Federal Realty Investment Trust in Bethesda, Maryland. Mr. Regnell was employed by Federal Realty from 1992 to 1995, and was responsible for Federal Realty's real estate acquisitions in the Midwest and Southeast United States. Prior to joining Federal Realty, Mr. Regnell was a Vice President with Spaulding & Slye Company, a real estate development, brokerage and management company in Bethesda, Maryland.

                                     SHARES

     The Trust is authorized to issue an unlimited number of Shares. The Shares do not have preference, conversion, exchange, preemptive, cumulative voting or redemption rights. Holders of Shares are entitled to one vote per Share, to participate pro rata in distributions as may be declared by the Trustees and, upon liquidation of the Trust, to receive their pro rata share of the assets after payment of liabilities and expenses of the Trust. All of the Trust's outstanding Shares are, and the Shares offered hereby will be, when issued against full payment of the agreed purchase price, validly issued, fully paid and, subject to the matters set forth below, non-assessable.

     The Shares are not redeemable at the option of the Trust except (i) to the extent that would be necessary to maintain the Trust's "real estate investment trust" tax status under the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) where necessary to prevent any person or entity from owning more than 10% of the Shares. The Trust's Declaration of Trust provides that any merger, consolidation or liquidation of the Trust, or any sale of all or substantially all of its assets, must be approved by a majority of the Trustees, and that if any such transaction is with, into or to a Related Shareholder (a person or entity beneficially owning, directly or indirectly, 5% or more of the outstanding Shares), the transaction must be approved by a majority of the Trustees not appointed or nominated by or acting on behalf of the Related Shareholder or an affiliate or associate of the Related Shareholder. The Declaration of Trust also establishes the number of Trustees at not less than three nor more than seven and divides the Trustees into three classes to be elected on a staggered basis. The provisions referred to in this paragraph may be amended only by the affirmative vote of the holders of 70% or more of the outstanding Shares. The Declaration of Trust may otherwise be amended by a vote of the holders of a majority of the outstanding Shares. Shareholders may remove any Trustee by the affirmative vote of the holders of two-thirds of the outstanding Shares at a meeting called for such purpose.

     The Declaration of Trust provides that no shareholder shall be personally liable in connection with the Trust's property or the affairs of the Trust. The Declaration of Trust further provides that the Trust shall indemnify and hold harmless shareholders against all claims and liabilities and related reasonable expenses to which they become subject by reason of their being or having been shareholders. In addition, the Trust as a matter of practice inserts a clause in its business, management and other contracts which provides that shareholders shall not be personally liable thereunder. Benjamin H. Dorsey, Esquire, General Counsel for the

Trust, is of the opinion that under the laws of the District of Columbia and most other jurisdictions, no personal liability will attach to the Trust's shareholders for contract claims under any contract containing such a clause where adequate notice is given. However, in respect to tort claims and contract claims where shareholder liability is not so negated, claims for taxes and certain statutory liabilities, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Trust. The Trust carries public liability insurance which the Trustees consider adequate. Thus, any risk of personal liability to shareholders is limited to situations in which the Trust's assets, plus its insurance coverage, would be insufficient to satisfy the claims against the Trust and its shareholders or the Trust's assets were insufficient to satisfy such claims and the Trust's insurance did not cover them.

     Outstanding Shares are listed on the American Stock Exchange and application has been made to list the additional Shares that are being offered hereby by the Trust. American Stock Transfer & Trust Company, New York, New York is the transfer agent for the Trust's Shares.

TAXATION

     The Trust has elected to be taxed as a real estate investment trust under the Code. Real estate investment trusts which meet certain qualifications are relieved of federal income taxes on ordinary income and capital gains distributed to shareholders. In the opinion of Arent Fox Kintner Plotkin & Kahn, legal counsel for WRIT, the Trust has qualified as a real estate investment trust for the years 1978-1994 and its present and contemplated method of operation will put it in a position to continue to so qualify. David M. Osnos, a Trustee, is a partner of such firm.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a Purchase Agreement (the "Purchase Agreement"), the Trust has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Alex. Brown & Sons Incorporated, A.G. Edwards & Sons, Inc. and Legg Mason Wood Walker, Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase from the Trust, the number of Shares set forth below opposite their respective names. The Underwriters are committed to purchase all of such Shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

                                                                                 NUMBER
                                         UNDERWRITER                            OF SHARES
                                                                                ---------
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated................................................
    Alex. Brown & Sons Incorporated..........................................
    A.G. Edwards & Sons, Inc.................................................
    Legg Mason Wood Walker, Incorporated.....................................

                                                                                ---------
                 Total.......................................................   3,500,000
                                                                                 ========

     The Representatives have advised the Trust that the Underwriters propose initially to offer the Shares to the public at the public offering price set forth on the cover of this Prospectus, and to certain dealers at such price less
a concession not in excess of $.       per Share. The Underwriters may allow,
and such dealers may reallow, a discount not in excess of $.       per Share on
sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Trust has granted to the Underwriters an option exercisable within 30 days after the date hereof to purchase up to 525,000 additional Shares to cover over-allotments, if any, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Shares to be purchased by it shown in the foregoing table is of the 3,500,000 Shares initially offered hereby.

     The Trust has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Trust and its officers and Trustees have agreed that for a period of 90 days from the date of this Prospectus they will not, without the prior written consent of the Representatives, offer, sell, grant any option for the sale of or otherwise dispose of any Shares, except for grants of options or issuances of Shares upon exercise of options pursuant to the Trust's Incentive Share Option Plan and the Trust's Dividend Reinvestment Plan.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Trust's Annual Report on Form 10-K for the year ended December 31, 1994 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL OPINIONS

     Arent Fox Kintner Plotkin & Kahn, Washington, D.C., legal counsel to the Trust, has delivered an opinion to the effect that the Shares offered hereby are legally issued, fully paid, free of preemptive rights and, subject to the matters discussed under the caption "Shares," non-assessable, and have passed on certain tax matters relating to the qualification of the Trust as a real estate investment trust. Certain legal matters with respect to the Shares offered hereby will be passed on for the Underwriters by Brown & Wood, New York, New York.

                             AVAILABLE INFORMATION

     The Trust is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Trust can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Trust's Shares are listed on the American Stock Exchange, 86 Trinity Place, New York, New York 10005 and reports, proxy statements and other information filed by the Trust can be inspected at such Exchange. The Trust has filed a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The Trust hereby incorporates by reference the following documents filed with the Commission pursuant to the Exchange Act: the Annual Report of the Trust on Form 10-K for the year ended December 31, 1994 and the Quarterly Report of the Trust on Form 10-Q for the quarter ended March 31, 1995. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     All documents filed by the Trust pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

     Copies of all documents incorporated by reference, other than exhibits to such documents not specifically incorporated by reference therein, will be provided without charge to each person who receives a copy of this Prospectus on the written or oral request of such person directed to Larry E. Finger, Washington Real Estate Investment Trust, 10400 Connecticut Avenue, Kensington, Maryland 20895, telephone (301) 929-5900 or (800) 565-9748.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE TRUST SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ---
Prospectus Summary....................     3
The Trust.............................     5
Use of Proceeds.......................     8
Capitalization........................     8
Dividends.............................     9
Dividend Reinvestment Plan............     9
Investments of the Trust..............    11
Description of Real Estate
  Investments.........................    12
Selected Financial Data...............    15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    16
Management............................    19
Shares................................    20
Underwriting..........................    22
Experts...............................    23
Legal Opinions........................    23
Available Information.................    23
Documents Incorporated by Reference...    23

                                  [WRIT LOGO]
                                  WASHINGTON
                                  REAL ESTATE
                                INVESTMENT TRUST


                              3,500,000 SHARES OF
                              BENEFICIAL INTEREST

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                              MERRILL LYNCH & CO.

                               ALEX. BROWN & SONS
                                  INCORPORATED

                           A.G. EDWARDS & SONS, INC.

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                                 JULY   , 1995

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

    Registration fee -- Securities and Exchange Commission....................  $ 21,687
    Filing fee -- NASD........................................................     6,790
    American Stock Exchange Listing Fee.......................................    17,500
    *Blue Sky fees and expenses (including legal fees)........................    15,000
    *Accounting fees and expenses.............................................    35,000
    *Legal fees and expenses..................................................    47,500
    *Printing and engraving...................................................    46,000
    *Transfer agent and registrar fees........................................     3,500
    *Miscellaneous............................................................    17,023
                                                                                --------
              Total...........................................................  $210,000
                                                                                ========

- ---------------
* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Amendment to the Trust's Declaration of Trust dated June 24, 1987 provides that no Trustee or officer of the Trust shall be personally liable, in tort, contract or otherwise, in connection with Trust property or the affairs of the Trust, or on account of his own acts or omissions to the Trust, or to any shareholder, Trustee, officer or agent thereof except for (i) any breach of the duty of loyalty of the Trustee or officer to the Trust or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) any transaction from which the Trustee or officer derived any improper personal benefit. All persons shall look solely to the Trust property for satisfaction of claims of any nature in connection with the affairs of the Trust.

     The form of Purchase Agreement included in Exhibit 1 to this Registration Statement provides for indemnification of the Trustees and officers against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 16. EXHIBITS.


 1.       -- Form of Purchase Agreement.
 3.       -- Declaration of Trust and By-Laws.
   (a)    -- Declaration of Trust, as amended.
   (b)    -- By-Laws.
 5.       -- Opinion of Arent Fox Kintner Plotkin & Kahn.*
 8.       -- Tax opinion of Arent Fox Kintner Plotkin & Kahn (included in Exhibit 5).*

10.       -- Management contracts, plans and arrangements.
   (a)    -- Employment Agreement dated May 11, 1994 with Edmund Cronin, Jr.
   (b)    -- 1991 Incentive Stock Option Plan.
   (c)    -- Nonqualified Stock Option Agreement dated June 27, 1990 with B. Franklin Kahn.
   (d)    -- Nonqualified Stock Option Agreement dated December 14, 1994 with Edmund B. Cronin,
             Jr.
23.       -- Consents of experts and counsel.
   (a)    -- Arent Fox Kintner Plotkin & Kahn (counsel) (included in Exhibit 5).
   (b)    -- Price Waterhouse LLP (independent accountants).*


- ---------------
* Previously filed.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers, and controlling persons of the Registrant pursuant to the Registrant's Declaration of Trust or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, (i) each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (ii) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (iii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bethesda, State of Maryland on the 17th day of July, 1995.


                                          WASHINGTON REAL ESTATE INVESTMENT
                                          TRUST

                                          By: /s/  EDMUND B. CRONIN, JR.
                                            ------------------------------------
                                            Edmund B. Cronin, Jr., President and
                                            Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                 TITLE                      DATE
- ------------------------------------------    ------------------------------    --------------

/s/  ARTHUR A. BIRNEY*                        Chairman of the Trustees          July 17, 1995
- ------------------------------------------
Arthur A. Birney

/s/  WILLIAM N. CAFRITZ*                      Trustee                           July 17, 1995
- ------------------------------------------
William N. Cafritz

/s/  EDMUND B. CRONIN, JR.                    Trustee, President and            July 17, 1995
- ------------------------------------------    Chief Executive Officer
Edmund B. Cronin, Jr.

/s/  BENJAMIN H. DORSEY*                      Trustee                           July 17, 1995
- ------------------------------------------
Benjamin H. Dorsey

/s/  LARRY E. FINGER                          Senior Vice President and         July 17, 1995
- ------------------------------------------    Chief Financial Officer
Larry E. Finger                               (Principal Accounting Officer)

/s/  B. FRANKLIN KAHN*                        Trustee                           July 17, 1995
- ------------------------------------------
B. Franklin Kahn

/s/  DAVID M. OSNOS*                          Trustee                           July 17, 1995
- ------------------------------------------
David M. Osnos

                SIGNATURE                                 TITLE                      DATE
- ------------------------------------------    ------------------------------    --------------

/s/  STANLEY P. SNYDER*                       Trustee                           July 17, 1995
- ------------------------------------------
Stanley P. Snyder

- ---------------
* Signed by Edmund B. Cronin, Jr.,
  pursuant to a power of attorney
  previously filed.

/s/  EDMUND B. CRONIN, JR.
- ------------------------------------------
Edmund B. Cronin, Jr.